Exhibit (a)(1)(E)

AB PRIVATE CREDIT INVESTORS CORPORATION

Notice of Amendment

of the Terms of the Tender Offer

March 31, 2021

Please be advised that AB Private Credit Investors Corporation, an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “Fund”), has amended certain terms of its offer to purchase for cash (the “Tender Offer”) up to 502,190.45 of its shares of common stock, par value $0.01 per share (the “Shares”), at a price per Share equal to the Fund’s net asset value per Share as of March 31, 2021 (the “Purchase Price,” and such date, as it may be extended, the “Expiration Date”).

The Tender Offer commenced on February 26, 2021 on the terms and conditions set forth in the Offer to Purchase, dated February 26, 2021 (the “Offer to Purchase”) and the related Notice of Intent to Tender (the “Notice of Intent,” which together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), which were made available to stockholders and filed with the Securities and Exchange Commission on February 26, 2021.

As a result of the number of Shares tendered to the Fund before the Expiration Date, the Fund has determined to extend the Expiration Date and increase the maximum amount of Shares that it is offering to purchase in the Tender Offer.

The amount of Shares that the Fund is offering to purchase is being increased from 502,190.45 Shares to 2,083,220.00 Shares. In addition, the Expiration Date is being extended until 5:00 p.m. New York City time, on Friday, April 16, 2021. All of the other terms and conditions of the Offer remain unchanged.

If stockholders do not wish to tender their Shares at this time, no action is required. Should a stockholder wish to tender any Shares prior to the extended Expiration Date, please complete and return the Notice of Intent in accordance with the terms set forth in the Offer to Purchase and Notice of Intent.

If a stockholder has any questions, they should contact their financial advisor or the Bernstein Global Wealth Management unit of AllianceBernstein L.P. (“Bernstein”) at (212) 486-5800 to request that written materials relating to the Offer be provided to them. These written materials, which will be sent at no expense to the stockholder, include the Offer to Purchase and the Notice of Intent. A tendering stockholder must complete, sign, and mail (certified mail return receipt requested is recommended), fax, email or hand deliver the Notice of Intent to the Fund’s agent specified therein, so that it is received before the Expiration Date, as extended.

Questions and requests for assistance may be directed to the stockholder’s financial advisor or to Bernstein at (212) 486-5800.

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